UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2008.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 1-4422

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries — North, Inc.

Western Industries Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA  30324

Western Industries Retirement Savings Plan

Financial Statements

Years ended December 31, 2008 and 2007

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Western Industries Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Western Industries Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Windham Brannon, P.C.

Atlanta, Georgia

June 17, 2009

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS
INVESTMENTS, at fair value:
Mutual funds	$15,491,659	$28,795,120
Investment in Master Trust	—	19,599,607
Participant loans	1,100,592	1,163,713
Rollins, Inc. common stock	1,833,325	1,087,242
Synthetic Guaranteed Investment Contract	22,235,590	—

Total Investments	40,661,166	50,645,682

RECEIVABLES:
Employer	899,227	870,248

Total Assets	41,560,393	51,515,930

LIABILITIES
EXCESS CONTRIBUTIONS	1,252	10,823

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	41,559,141	51,505,107

Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	(330,340)	(81,912)

NET ASSETS AVAILABLE FOR BENEFITS	$41,228,801	$51,423,195

The accompanying notes are an integral part of these financial statements.

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For The Year Ended December 31, 2008

INVESTMENT INCOME (LOSS):
Net change in fair value of mutual funds	$(9,690,580)
Net gain from investment in Master Trust	772,237
Net change in contract value of Synthetic GIC	268,378
Interest income on participant loans	91,743
Net change in fair value of Rollins, Inc. common stock	(6,939)
Dividend income on Rollins, Inc. common stock	20,225
Total Investment Loss	(8,544,936)
CONTRIBUTIONS:
Participants	1,749,552
Employer	1,262,294
Rollovers	118,381
Total Contributions	3,130,227
(5,414,709)
DEDUCTIONS :
Distributions to participants	4,547,928
Participant transaction charges	4,760
Total Deductions	4,552,688
TRANSFERS INTO PLAN	1,524
TRANSFERS OUT OF PLAN	(228,521)
NET DECREASE	(10,194,394)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	51,423,195
End of year	$41,228,801

The accompanying notes are an integral part of these financial statements.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

1.                                      DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Western Industries - North, Inc. (the “Company” and the “Plan Sponsor”) and Western Industries — South, Inc.  Rollins, Inc. is the Company’s parent.  The Plan was restated effective January 1, 2003, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 1, 2007, the Plan was amended to grant the Plan administrator discretion to provide for transfer to and from defined contribution plans maintained by related companies.  This provision is intended primarily to facilitate the periodic of transfers to and from the Rollins 401(k) Plan (“Rollins Plan”), without requiring participant elections, but may also apply to other 401(k) plans acquired in other acquisitions.

Effective January 1, 2009, the Plan was amended to designate the Plan investment fund invested primarily in Rollins, Inc. common stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”).  Effective January 1, 2009, the Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. common stock or to have such dividends paid to the Plan and reinvested in Rollins, Inc. common stock.  Also, effective January 1, 2009, participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. common stock held in their accounts under the Plan.

Eligibility

Employees are eligible to participate in the Plan following completion of three months of service for fulltime employees and one year of service in which at least 1,000 hours of work was completed for non-fulltime employees.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently.  Participants may elect to contribute up to 75% of eligible compensation as defined by the Plan, subject to a maximum of $15,500 in 2008.  Participants age 50 or older may also make additional “catch-up” contributions limited to $5,000 in 2008.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”).  The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed limited to the first 3% of the participant’s compensation.  The Company match is contributed to employees each pay period.

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors.  Participants whose compensation is in excess of the Social Security taxable wage base receive an allocation equal to the greater of 5.7% or a percentage equal to the Social Security contribution rate in effect at the beginning of the Plan year of such excess compensation.  The contributions remaining after making the allocation, if any, are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants, provided the participant has completed 1,000 hours of service during the Plan year and is an employee on the last day of the Plan year.  No discretionary profit sharing contributions were made in 2008.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors.  The Company can elect to provide an additional discretionary contribution up to three percent of a participant’s compensation.  To be eligible for the additional discretionary contribution the participant must be actively employed on the last day of the Plan’s year and have completed 1,000 hours of service during the Plan year.  An additional discretionary contribution of $891,305 was made for 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution and earnings on the investments in their account and is charged with specific transaction fees.  Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan.  The Company currently offers twelve mutual funds, one synthetic GIG, and Rollins, Inc. common stock as investment options for participants.  Participants may change their investment options on a daily basis.  Effective October 1, 2008, the default investment fund will be selected by the Administrator.  The Administrator has elected to change the default investment fund to GoalMaker beginning with new enrollees on April 1, 2009.  Contributions already being defaulted into the Dodge & Cox Fund will be defaulted into the Oakmark Equity and Income

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may obtain loans from the Plan up to 50% of their vested account balance or $50,000, whichever is less, with a minimum of $1,000.  Loans bear interest at a reasonable rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money, are collateralized by a participant’s account balance and may not exceed 5 years, or 15 years if used for the purchase of a residence.  Loans are generally payable through payroll deductions and only one loan may be outstanding in a twelve-month period.

Vesting

Participants are vested immediately in their contributions, plus actual earnings thereon.  Upon normal retirement, disability, or death each participant is 100% vested in the Company’s contributions.  Effective January 1, 2007, participants who leave the Company prior to six years of continuous credited service receive a percentage of additional discretionary and profit sharing contributions based on the following schedule:

Years of Credit Service	of Vesting

Less than 2 years	0%
Between 2 and 3 years	20%
Between 3 and 4 years	40%
Between 4 and 5 years	60%
Between 5 and 6 years	80%
6 years or more	100%

Participants hired prior to January 1, 2007 receive a percentage of additional discretionary and profit sharing contributions based on a vesting schedule that begins after 3 years and earns 20% each year thereafter through seven years of service.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Years of Credit Service	of Vesting

Less than 1 year	0%
Between 1 and 2 years	20%
Between 2 and 3 years	40%
Between 3 and 4 years	60%
Between 4 and 5 years	80%
5 years or more	100%

Forfeitures

Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions.  Forfeitures were $1,823 at December 31, 2008 and $1,886 at December 31, 2007.  Forfeitures are used to reduce employer-matching contributions to the Plan.  Forfeitures of $13,823 were used in 2008 to reduce the Company match.

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in partial withdrawals, or in a joint and 100% survivor annuity.  For participants who have attained age 70½, payments are made in accordance with minimum annual amounts as described in applicable sections of the Internal Revenue Code.

Withdrawals of all or any part of vested contributions during employment are permitted only under hardship circumstances, which are set forth in accordance with applicable sections of the Internal Revenue Code and approved by the Plan Administrator.  Only two withdrawals of such contributions are allowed in any 12-month period as after a hardship withdrawal, a participant may not make contributions into their account for a period of six months.  A participant who reaches age 59½ can withdraw any portion of their vested account.  Only one such withdrawal is allowed in any 12-month period.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

Participant Transaction Charges

All loan fees and investment transaction fees are paid by participants in the Plan.  Loan fees are charged directly to the participant requesting the loan, and transaction fees are netted with appreciation/depreciation in fair value in each participant’s account.  The Plan Sponsor paid all other administrative expenses of the Plan during 2008.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements, and accompanying notes.  Actual results could differ from those estimates.

Contributions

Employee contributions, and the related match, are considered payable to the Plan upon the withholding of such contributions from the participant’s paycheck.

Discretionary contributions determined at the end of the year are considered payable to the plan at the Plan’s year-end.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in mutual funds and common stock are stated at the quoted market prices on the last business day of the Plan year.  The fair value of the synthetic GIC is based on the market value of the underlying collateral portfolio.  The participant loans are valued at their outstanding balances, which approximate fair value.  Securities transactions are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes realized and unrealized gains and losses on those investments and dividends on mutual funds.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans  (“the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts (included in Master Trust at December 31, 2007) as well as the adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Master Trust

The Rollins, Inc. Master Trust was established on January 1, 2007 to hold the synthetic GIC of plans sponsored by the Company and Rollins, Inc.  The synthetic GIC, and the income there from, are allocated to participating plans based on each plan’s participation in the synthetic GIC within the Master Trust.  The Master Trust was terminated on September 30, 2008.

Synthetic GIC

The synthetic GIC is considered to be fully benefit-responsive.  The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan.  The underlying investments consist of high-quality, intermediate fixed income securities.  Because the synthetic GIC is fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC.  The contract value represents contributions made under the contract, plus earnings, and less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at December 31, 2008 and 2007, based on the expected replacement cost of the contract.  The crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract.  The rate is reset every six months.  The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the year ended December 31, 2008 and 2007 are as follows:

	December 31, 2008	December 31, 2007
Based on actual earnings	4.4%	4.9%

Based on interest rate credited to participants	4.3%	4.9%

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

The contracts are general obligations of the issuer and are subject to credit risk based on the ability of the insurance companies to meet interest or principal payments or both as they become due.

Benefit Payments

Benefits are recorded when paid.

3.                                      MASTER TRUST

The Plan participated in the Master Trust with the Rollins Plan through September 30, 2008.  The value of the units in the Master Trust is adjusted daily to reflect the fair value of the synthetic GIC owned by the Master Trust.  The Master Trust units may be redeemed by the Plan for an amount equal to their contract value.  The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, allocated investment income, less distributions and any allocated administrative expenses.

The Plan’s interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits at December 31, 2007.  A summary of the net assets of the Master Trust is as follows:

Investments, at fair value:
Synthetic GIC	$54,496,213

Total investments at fair value	54,496,213

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(227,534)

Net assets of Master Trust available for benefits	$54,268,679

Master Trust income for the period January 1, 2008 through September 30, 2008 is as follows:

Net appreciation of synthetic GIC	$2,110,067

The Plan’s assets in the Master Trust as a percentage of the net assets of the Master Trust was 36% at December 31, 2007.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

4.                                      INVESTMENTS

Investments at December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets are as follows:

	2008	2007

Synthetic GIC:
Prudential Guaranteed Fund - Western	$22,235,590	$—
Mutual Funds:
Vanguard Winsor II Adm Fund	3,652,246	7,005,886
Growth Fund of America R4 Fund	*	3,583,962
American Europacific Growth R4 Fund	2,337,274	4,446,529
ALGER Mid Cap Growth Institutional I Fund	*	4,025,430
Investments in Master Trust:
Synthetic GIC	—	19,517,695

* Investment is less than 5% of the Plan’s net assets.

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“SFAS 157”) establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels.  The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly.  The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds and common stock — These investments consist of various publicly-traded money market funds, mutual funds and common stock.  The fair values are based on quoted market prices for the identical securities.

The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan.  The underlying investments consist of high-quality, intermediate fixed income securities.  The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract and is categorized in level 2 of the fair value hierarchy table.  During 2007 and parts of 2008 the value

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

of the units in the master trust were adjusted daily to reflect the fair value of the synthetic GIC owned by the Master Trust.

Fair value information for investments that are measured at fair value on a recurring basis is as follows at December 31, 2008:

	Fair Value Measurements Using
		Significant
	Quoted Prices	Other	Significant
	in Active	Observable	Unobservable	Fair
	Markets	Inputs	Inputs	Value
	(Level 1)	(Level 2)	(Level 3)	Measurement

Mutual funds	$15,491,659	$—	$—	$15,491,659
Rollins, Inc. common stock	1,833,325	—	—	1,833,325
Synthetic GIC	—	22,235,590	—	22,235,590
Total investments, at fair value	$17,324,984	$22,235,590	$—	$39,560,574

5.                                      INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 16, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.                                      TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2008 and 2007, respectively, the Plan held approximately 101,000 units and 57,000 units of Rollins, Inc. common stock.  The fair value of the Plan’s investment in Rollins, Inc. common stock at December 31, 2008 and 2007 was approximately $1,833,000 and $1,000,000, respectively.  During 2008, the Plan received approximately $20,000 in dividends in Rollins, Inc. common stock, which was used to purchase additional shares of common stock.

At December 31, 2008, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company (“Prudential”).  Prudential is the custodian as defined by the Plan; therefore, this transaction qualifies as a party-in-interest transaction.

Western Industries Retirement Savings Plan

Notes to Financial Statements

As of December 31, 2008 and 2007

7.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$41,228,801	$51,423,195
Plus: Adjustment from contract value to fair value for fully benefit-responsive synthetic GIC within the Master Trust	—	81,912
Less: employer contributions receivable at end of year	(899,227)	(870,248)
Plus: excess contributions at end of year	1,252	10,823

Net assets available for benefits per the Form 5500	$40,330,826	$50,645,682

The following is a reconciliation of total additions to the Plan per the financial statements to the Form 5500 for the year ended December 31, 2008:

Total additions per the financial statements	$(5,414,709)
Less: employer contributions receivable at end of year	(899,227)
Add: excess contributions at end of year	1,252
Add: employer contributions receivable at beginning of year	870,248
Less: excess contribution at beginning of year	(10,823)
Less: prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GIC within the Master Trust	(81,912)

Total additions per the Form 5500	$(5,535,171)

8.                                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Internal Revenue Code.  In the event of Plan termination, participants become fully vested.

Supplemental Schedule

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2008

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$1,796,772
	Alger Funds	Alger Mid Cap Growth Institutional I Fund	1,141,894
	Victory Funds	Victory Diversified Stock A Fund	363,798
	Vanguard Funds	Vanguard Windsor II Adm Fund	3,652,246
	Vanguard Funds	Vanguard 500 Index Fund	575,294
	T. Rowe Price Funds	T. Rowe Price New Horizons Fund	804,103
	American Funds	Growth Fund of America R4 Fund	1,991,448
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	748,446
	DWS Funds	DWS Small Cap Value A Fund	612,199
	Dodge and Cox Funds	Dodge & Cox Balanced Fund	1,282,024
	American Funds	Capital World Growth R4 Fund	186,161
	American Funds	American Europacific Growth R4 Fund	2,337,274
*	Prudential	Prudential Guaranteed Funds, Western	21,905,250
*	Rollins, Inc.	Common Stock	1,833,325
*	Participant loans	Interest rates from 5% to 10.5%	1,100,592

			$40,330,826

*Indicates a party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

Date: June 25, 2009	By:	/s/SG Petouvis
SG Petouvis
Director of Human Resources

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.